UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A
(Amendment No. 9)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

CHEMBIO DIAGNOSTICS, INC.
(Name of Subject Company)

CHEMBIO DIAGNOSTICS, INC.
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

163572209
(CUSIP Number of Class of Securities)

Richard L. Eberly
Chief Executive Officer and President
Chembio Diagnostics, Inc.
3661 Horseblock Road
Medford, New York 11763
(631) 924-1135

 (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:
Sean M. Jones
Julie F. Rizzo
K&L Gates LLP
300 South Tryon Street, Suite 1000
Charlotte, NC 28202
 (704) 331-7400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 9 (this “Amendment No. 9”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Chembio Diagnostics, Inc., a Nevada corporation (the “Company” or “Chembio”), originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 14, 2023 (together with any subsequent amendments and supplements thereto, the “Schedule 14D-9”), relating to the cash tender offer by Project Merci Merger Sub, Inc. (“Purchaser”), a Nevada corporation and wholly-owned indirect subsidiary of Biosynex SA, a French société anonyme (“Parent”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares”), for a purchase price of $0.45 per Share, net to the seller in cash, without interest and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of January 31, 2023, by and among the Company, Parent and Purchaser, the Offer to Purchase, dated February 14, 2023, and the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth in this Amendment No. 9, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 9. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8.	Additional Information.

The subsection of Item 8 of the Schedule 14D-9 entitled “Legal Proceedings” is amended as follows:

The subsection entitled “Legal Proceedings—Securities Litigation” is amended and supplemented by adding the following paragraph at the end of this subsection:

Pursuant to the court’s February 3, 2023 order granting preliminary approval to the settlement of the Securities Litigation, on April 10, 2023, plaintiffs in the Securities Litigation filed a joint motion (on behalf of plaintiffs and the Company) to file under seal a Supplemental Agreement Regarding Requests for Exclusion (the “Supplemental Agreement”) entered into by plaintiffs and the Company in connection with the proposed settlement of the Securities Litigation. The court granted the motion on April 11, 2023.  The Supplemental Agreement was filed under seal later the same day.

The subsection entitled “Legal Proceedings—Derivative Litigation” is amended and supplemented by adding the following paragraph the new eleventh paragraph:

The plaintiff in the Wong action did not respond to defendants’ letter seeking a pre-motion conference in connection with defendants’ anticipated motion to dismiss for failure to plead demand futility and failure to state a claim. On April 13, 2023, the court entered an order granting defendants leave to file their motion to dismiss and set a briefing schedule under which defendants’ motion to dismiss is due by May 15, 2023, plaintiff’s response is due by June 12, 2023, and defendants’ reply is due by July 10, 2023.

The subsection of Item 8 of the Schedule 14D-9 entitled “Extension of the Offer” is amended and supplemented by adding the following two paragraphs at the end of this subsection:

On April 19, 2023, the Company issued a press release and letter to stockholders. A copy of the press release and letter to stockholders is filed as Exhibit (a)(5)(P) to the Schedule 14D-9 and is incorporated herein by reference.

On April 19, 2023, the Company made a Twitter post linking to the press release and letter to stockholders from Richard Eberly. A copy of the post is filed as Exhibit (a)(5)(Q) to the Schedule 14D-9 and is incorporated herein by reference.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is amended by inserting the following Exhibits below Exhibit (a)(5)(O) as Exhibits (a)(5)(P) and (a)(5)(Q):

(a)(5)(P)	Press Release and Letter to Stockholders issued by Chembio Diagnostics, Inc., dated April 19, 2023

(a)(5)(Q)	Twitter post linking to the Press Release and Letter to Stockholders, dated April 19, 2023

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHEMBIO DIAGNOSTICS, INC.

By:	/s/ Lawrence J. Steenvoorden
	Name:	Lawrence J. Steenvoorden
	Title:	Chief Financial Officer and Executive Vice President
Dated: April 19, 2023